# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: HERITAGE GLOBAL INC., CIK 0000849145
CUSIP: 42727E103
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 6130 Nancy Ridge Drive, San Diego, California (CA), 92121
Date of event which requires filing of this statement: 09/25/2026
Filed by CIK 0001245119
Persons authorized to receive notices and communications: Ross Dove, c/o Heritage Global Inc., 6130 Nancy Ridge Drive, San Diego, California (CA), 92121, (858) 847-0659

## Reporting persons
- Ross Dove (CIK 0001245119): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 2,021,917; shared voting power 0; sole dispositive power 2,021,917; shared dispositive power 0; aggregate amount beneficially owned 2,021,917 (5.8% of the class)
  Comment: (1) The percentage set forth in row (13) is based on 34,639,445 shares outstanding on August 1, 2026, as reported on the Form 10-Q for the Registrant filed with the Securities and Exchange Commission on August 13, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: HERITAGE GLOBAL INC.
Address of issuer's principal executive offices: 6130 Nancy Ridge Drive, San Diego, California (CA), 92121
Comment:
This Amendment No. 1 to Schedule 13D ("Amendment No. 1") amends the Schedule 13D filed on May 25, 2016 (the "Prior Schedule 13D"), by Ross Dove, Kirk Dove, and Dove Family Trust (collectively, the "Reporting Persons" and, individually, a "Reporting Person"), relating to Common Stock, $0.01 par value per share ("Common Stock"), issued by Heritage Global Inc. (the "Registrant"), whose principal executive offices are located at 6130 Nancy Ridge Drive San Diego, CA, 92121.

This Amendment No. 1 is being filed solely by Mr. Ross Dove as a result of certain developments that have occurred since the filing of the Prior Schedule 13D, which has caused the beneficial ownership of the shares of Common Stock held by Mr. Ross Dove to decrease, as more specifically set forth in Items 5 and 6 below. Except for the amended items set forth in this Amendment No. 1, the Prior Schedule 13D is unmodified and remains in full force and effect. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Original Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
This Amendment No. 1 to the Prior Schedule 13D is being filed on behalf of the Reporting Person:

Mr. Ross Dove, an individual.
Residence or business address: The business address for Mr. Ross Dove is 6130 Nancy Ridge Drive San Diego, CA, 92121.
Present principal occupation or employment: The principal occupation of Mr. Ross Dove is Chief Executive Officer ("CEO") of the Registrant, with principal executive offices located at 6130 Nancy Ridge Drive San Diego, CA, 92121. Mr. Ross Dove is also a Director of the Registrant.
Criminal convictions in the last five years: No
Civil proceedings (securities laws) in the last five years: No
Citizenship: United States of America

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: PF

## Item 4. Purpose of Transaction
Purpose of transaction: Mr. Ross Dove currently intends to hold all of the shares of Common Stock described herein for investment purposes. Mr. Ross Dove may make additional purchases for investment purposes from time to time. In addition, Mr. Ross Dove is an officer of the Company and will continue to participate in incentive programs available to executive officers. As CEO and a director, Mr. Ross Dove has a continuing role in the management and governance of the Company, and in this role he may in the future make proposals or offer input on proposals with respect to the matters set forth in (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Mr. Ross Dove beneficially owns 5.8% of the Company's Common Stock, or 2,021,917 shares of Common Stock
Number of shares as to which each person has sole or shared power to vote or dispose:
Mr. Ross Dove beneficially owns the following number of shares of Common Stock with:

Sole Voting Power: 2,021,917 shares of Common Stock
Shared Voting Power: 0 shares of Common Stock
Sole Dispositive Power: 2,021,917 shares of Common Stock
Share Dispositive Power: 0 shares of Common Stock
Transactions in the class effected during the past sixty days:
This Amendment No. 1 is being filed to report the disposition of shares of Common Stock described below, which resulted in Mr. Ross Dove's beneficial ownership being approximately 5.8% of the outstanding shares of Common Stock. In addition, this Amendment No. 1 is being filed to update the information previously reported in the Prior Schedule. Mr. Ross Dove notes that, since the filing of the Prior Schedule 13D, which reported beneficial ownership of approximately 8.1% of the outstanding shares of Common Stock, Mr. Ross Dove's beneficial ownership decreased to approximately 6.9% of the outstanding shares of Common Stock as a result of transactions previously reported on Forms 4 filed with the Securities and Exchange Commission.

The following transaction in the Company's securities by the Reporting Person occurred in the past sixty days:

On September 25, 2026, Mr. Ross Dove sold 300,000 shares of Common Stock in a privately negotiated transaction at a price of $1.33 per share.

As a result of the transaction described above, Mr. Ross Dove beneficially owns 2,021,917 shares of Common Stock, representing approximately 5.8% of the 34,639,445 shares of Common Stock outstanding on August 1, 2026, as reported on the Form 10-Q for the Registrant filed with the Securities and Exchange Commission on August 13, 2026.
Other persons with the right to receive dividends or sale proceeds: Other than Mr. Ross Dove, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
On September 25, 2026, Mr. Ross Dove sold 300,000 shares of Common Stock in a privately negotiated transaction to Inductive Capital LP, an entity controlled by William L. Burnham, a director of the Registrant, at a price of $1.33 per share, pursuant to a Common Stock Purchase Agreement, dated September 25, 2026. The $1.33 per-share price equaled the Nasdaq closing price of the Registrant's Common Stock on September 24, 2026. The transaction was not effected on a securities exchange or through a broker.

Other than as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Ross Dove and any other person with respect to any securities of the Registrant, including but not limited to, the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or any pledge or contingency, the occurrence of which would give another person voting or investment power over the securities of the Registrant.

## Signatures
- Ross Dove: /s/ Ross Dove, CEO (09/29/2026)